Exhibit 12.1

CME GROUP INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Year Ended December 31,					Three Months Ended March 31,
	2003	2004	2005	2006	2007	2008
Earnings
Pre-tax income from continuing operations	$206,125	$367,656	$508,379	$671,657	$1,095,802	$407,237
Add:
Fixed charges	2,898	3,720	3,360	3,566	10,451	4,098
Losses from equity investees	4,958	3,593	2,636	835	832	321

Total earnings including fixed charges	$213,981	$374,969	$514,375	$676,058	$1,107,085	$411,656

Fixed Charges
Interest, amortized premiums, discounts and capitalized expenses related to indebtedness	$632	$401	$319	$223	$3,625	$2,104
Estimate of the interest within rental expense	2,266	3,319	3,041	3,343	6,826	1,994

Total fixed charges	$2,898	$3,720	$3,360	$3,566	$10,451	$4,098

Ratio of Earnings to Fixed Charges	73.84x	100.80x	153.09x	189.58x	105.93x	100.45x